Balaton Power Inc.
Suite 206, 20257 54th Avenue
Langley, British Columbia V3A 3W2

Phone: 604.533-5075	Fax: 604.533-5065

For Immediate Release

BALATON ANNOUNCES PRIVATE PLACEMENT

Langley, B.C., January 10, 2012 - BALATON POWER INC. (OTCBB:BPWRF ) ("Balaton" or the "Company"). The Company is please to announce that further to its news release of November 16, 2011, it has increased its announced non-brokered private placement from 6 million units to 34 million units and amended the price from $0.03 per unit to $0.025 per unit, for aggregate gross proceeds of $850,000 (the "Offering"). Each unit of the Offering will consist of one common share of the Company and one common share purchase warrant. Each warrant will entitle the holder thereof to purchase one common share of the Company at an exercise price of $0.035 for a period of 18 months from the closing date of the Offering. Up to 8 million of the unit shares may be designated as flow-through shares (the "Flow Through Shares") for the purposes of the Income Tax Act (Canada).

All securities issued pursuant to the Offering will be subject to a minimum four month hold period. The proceeds of the Offering will be used for exploration and development of the Voisey's Bay West Property in Labrador and for working capital.

All figures in this announcement are represented in US Dollars.

BALATON POWER INC.

"Michael Rosa"

Michael Rosa
Director, President and Chief Executive Officer